UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42759

CRE8 ENTERPRISE LIMITED

(Translation of registrant’s name into English)

1/F, China Building

29 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Acquisition of Upperhand Investment Limited (the “Upperhand”)

On March 10, 2026, Cre8 Incorporation Limited (“Cre8 Incorporation”), the wholly-owned subsidiary of Cre8 Enterprise Limited, a British Virgin Islands company (the “Company”), entered into a share purchase agreement (the “Agreement”) with Ng Hei Man, the then sole shareholder of Upperhand. Pursuant to the Agreement, the Company agreed to acquire 100% of the issued and outstanding shares of Upperhand for consideration consisting of a cash payment in the amount of US$200,000 (the “Acquisition”). Upperhand is a privately held company incorporated in the British Virgin Islands that engages in the provision of integrated financial printing services in Japan through its Japanese operating subsidiary, UPPERHAND Japan 株式会社 (UPPERHAND Japan Limited, or “Upperhand Operating Subsidiary”).

Pursuant to the Agreement, the closing of the Acquisition (the “Closing”) shall occur upon completion of the payment of the purchase price. The Company completed the full payment of the consideration on March 17, 2026, and the legal title to the shares of Upperhand was transferred to Cre8 Incorporation on April 1, 2026. Following the Closing, the Company now owns 100% of the equity interest in Upperhand through Cre8 Incorporation.

The foregoing is only a brief description of the material terms of the Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. For more details of the transaction, please refer to the Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

On April 2, 2026, the Company issued a press release entitled “Cre8 Enterprise Limited Announces Acquisition of Upperhand Investment Limited, Expanding Presence in Japan”. A copy of the press release is furnished herewith as Exhibit 99.1.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transaction discussed hereunder, and comments by the management about the benefits of these transactions. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates, and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated March 10, 2026
99.1	Press Release, dated April 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cre8 Enterprise Limited

Date: April 2, 2026	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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